COMMISSION FILE NUMBER:  814-00720

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):

  X .  Form 10-K          .  Form 20-F         .  Form 11-K          .  Form 10-Q         .  Form N-SAR

For Period Ended:  December 31, 2013

      .   Transition Report on Form 10-K

      .   Transition Report on Form 10-F

      .   Transition Report on Form 11-K

      .   Transition Report on Form 10-Q

      .   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT (FORMER NAME IF APPLICABLE)

     INVENT Ventures, Inc. (Former Name: Los Angeles Syndicate of Technology, Inc.)

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

     3651 Lindell Road, Suite D #146

CITY, STATE AND ZIP CODE

     Las Vegas, NV  89103

                     PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b) [Paragraph 23,047], the following should be completed.  (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                            PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.  [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

Due to a persistent low cash balance in the third and fourth quarters of 2013, INVENT Ventures, Inc. (“INVENT” or the “Company”) was unable to complete payment for audit services related to the Company’s 2012 audit. As such, the Company’s auditors are unable to issue an opinion on the Company’s 2013 financial statements. The Company believes that the extension period is necessary to complete interim financing and completion of audit services related to the Company’s 2013 financial statements.

                         PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Bryce Knight                     (702)  943-0320

     --------------               ----------------------------------

        (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

     If the answer is no, identify report(s).

                                                     X .   Yes       .  No

(3)  Is it anticipated that any significant change in results of operations      from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         .  Yes    X .  No

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INVENT Ventures, Inc. (Former Name: Los Angeles Syndicate of Technology, Inc.)

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 27, 2014            By: /s/ Bryce Knight

                                                     --------------------

                                               Bryce Knight

                                               Chairman and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the Registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                  Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).